Annual Report

Cover Page

Name of issuer:

Reel Products, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/10/2018

Physical address of issuer:

730 Arizona Ave
Suite 200
Santa Monica CA 90401

Website of issuer:

https://reelpaper.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$9,401,495.00	$4,464,070.00
Cash & Cash Equivalents:	$2,415.00	$75,639.00
Accounts Receivable:	$3,561,743.00	$1,938,380.00
Current Liabilities:	$7,811,445.00	$4,573,527.00
Non-Current Liabilities:	$8,777,719.00	$6,034,481.00
Revenues/Sales:	$24,372,958.00	$20,307,370.00
Cost of Goods Sold:	$15,160,386.00	$10,407,481.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,043,731.00)	($2,921,573.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Reel Products, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Livio Bisterzo	Executive	Green Park Brands LP	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Livio Bisterzo	CEO	2019
Livio Bisterzo	Chairman	2019
Joe Stilphen	CFO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Green Park Brands LP	12328480.0 Common. 85% owned by Livio Bisterzo	42.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our future success depends on foreign and domestic suppliers that manufacture our products. Any production problems could lead to delays or cost overruns. These may include rising inputs costs, supplier reliability, quality control, or challenges in scaling up production.

Our products compete for customers and shelf space against established brands that are owned by large multinational CPG companies like Procter & Gamble and Kimberly-Clark. These large CPG conglomerates have greater access to marketing and R&D resources, which could be used to capture our customers or to create a superior product.

A sufficient number of customers may not be interested in sustainable and/or tree-free household paper. When switching to a sustainable option, consumers may face trade offs in price and product performance. The sustainable segment of the household paper market may remain small.

There are relatively few barriers to entry in the product categories that we operate in, especially for online & direct-to-consumer sales channels. Our products can be copied or imitated by new or established competitors. Our future success depends on our ability to create a lasting brand that consumers know and trust.

Our future success depends on our ability to raise sufficient capital to fund our sales growth and meet our existing debt obligations. Our business has been unprofitable to-date, and we expect to remain unprofitable in the near term. We are reliant on outside investors to fund our losses until we can achieve profitability (or reach a liquidity event.)

We rely on shipping, freight, and warehousing partners to import our finished good and to distribute to retailers and customer households. Any disruptions to our supply chain could lead to delays or cost overruns. These may include issues with import tariffs, inventory losses, or out-of-stocks.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Livio Bisterzo is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30000000	29397098	Yes ⌄

	Securities Reserved for
Class of	Issuance upon Exercise or

Class of Security	Issuance upon Exercise of Conversion
Warrants:	1,433,091
Options:	4,823,806

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Montage Capital II, L.P.
Issue date	05/05/23
Amount	$4,500,000.00
Outstanding principal plus interest	$3,975,000.00 as of 08/31/23
Interest rate	13.0% per annum
Maturity date	05/05/27
Current with payments	Yes

Loan

Lender	Tab Bank
Issue date	02/27/24
Amount	$3,500,000.00
Outstanding principal plus interest	$2,500,000.00 as of 12/31/25
Interest rate	10.0% per annum
Maturity date	02/27/27
Current with payments	Yes

Working Capital Line of Credit supported by AR and inventory

Convertible Note

Issue date	06/22/20
Amount	$1,820,000.00
Interest rate	3.0% per annum
Discount	15.0%
Valuation cap	$15,000,000.00
Maturity date	04/30/24

Convertible Note

Issue date	11/06/20

Amount	$500,000.00
Interest rate	3.0% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	04/30/24

Convertible Note

Issue date	08/17/21
Amount	$2,308,300.00
Interest rate	3.0% per annum
Discount	20.0%
Valuation cap	$30,000,000.00
Maturity date	04/30/24

Convertible Note

Issue date	08/30/21
Amount	$3,300,000.00
Interest rate	6.0% per annum
Discount	20.0%
Valuation cap	$30,000,000.00
Maturity date	04/30/24

Convertible Note

Issue date	02/08/23
Amount	$5,187,321.00
Interest rate	3.0% per annum
Discount	20.0%
Valuation cap	$45,000,000.00
Maturity date	04/30/24

Green Park Brands LP invested 28.9% of the total round proceeds

Convertible Note

Issue date	12/04/23
Amount	$930,000.00
Interest rate	15.0% per annum
Discount	20.0%

| Valuation cap | $45,000,000.00 |
| Maturity date | 02/28/27 |

Convertible Note

Issue date	06/28/24
Amount	$618,000.00
Interest rate	15.0% per annum
Discount	20.0%
Valuation cap	$40,000,000.00
Maturity date	06/28/27

Convertible Note

Issue date	02/28/25
Amount	$1,185,000.00
Interest rate	15.0% per annum
Discount	20.0%
Valuation cap	$40,000,000.00
Maturity date	02/28/28

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Section 4(a)(2)	Convertible Note	$500,000	General operations
8/2021	Section 4(a)(2)	Convertible Note	$2,308,300	General operations
8/2021	Section 4(a)(2)	Convertible Note	$3,300,000	General operations
1/2023	Section 4(a)(2)	SAFE	$850,000	General operations
2/2023	Section 4(a)(2)	Convertible Note	$5,187,321	General operations
7/2023	Section 4(a)(2)	SAFE	$675,000	General operations
12/2023	Section 4(a)(2)	Convertible Note	$930,000	General operations

		Note		operations
12/2023	Regulation Crowdfunding	SAFE	$478,000	General operations
6/2024	Section 4(a)(2)	Convertible Note	$618,000	General operations
10/2024	Section 4(a)(2)	SAFE	$1,523,034	General operations
2/2025	Section 4(a)(2)	Convertible Note	$1,185,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Green Park Brands LP
Amount Invested	$850,000.00
Transaction type	Safe
Issue date	01/11/23
Valuation cap	$25,000,000.00
Relationship	Founder

Name	Green Park Brands LP
Amount Invested	$5,187,321.00
Transaction type	Convertible note
Issue date	02/08/23
Interest rate	3.0% per annum

Discount	20.0%
Maturity date	04/30/24
Valuation cap	$45,000,000.00
Relationship	Founder

The Company had approximately $29,000 in receivables to affiliates for expenses paid by the Company on behalf of the affiliates at December 2022 and 2021. The balances are due upon demand and are included in repaid expenses and other current assets in the accompanying balance sheet at December 31, 2022 and 2021.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Tree-free and plastic-free household paper company.

Milestones

Reel Products, Inc. was organized in the State of Delaware in April 2018.

Since then, we have:

- Gross revenue nearly doubling year over year since founding and pacing to exceed $30M this year.

- The leading sustainable national branded toilet paper sold nationwide at Target, Kroger, Amazon and many other retail outlets.

- A business led by experienced CPG brand builders from P&G, Mrs. Meyers, and Kimberly-Clark.

- Over 13k 5-star online reviews and a loyal base of nearly 50k subscribers.

- Business finished 2025 EBITA positive and continues to build toward Net Income positive

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $24,372,958 compared to the year ended December 31, 2024, when the Company had revenues of $20,307,370. Our gross margin was 37.8% in fiscal year 2025, and 48.75% in 2024.

- *Assets*. As of December 31, 2025, the Company had total assets of $9,401,495, including $2,415 in cash. As of December 31, 2024, the Company had $4,464,070 in total assets, including $75,639 in cash.

- *Net Loss*. The Company has had net losses of $1,043,731 and net losses of $2,921,573 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $16,589,164 for the fiscal year ended December 31, 2025 and $10,608,008 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $8,750,000 in debt, $200,000 in equity, $14,045,621 in convertibles, and $1,525,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Reel Products, Inc. cash in hand is $650,000, as of March 2025. Over the last three months, revenues have averaged $2,798,566/month, cost of goods sold has averaged $1,494,214/month, and operational expenses have averaged $779,019/month, for an average net margin of $525,333 per month. Our intent is to be profitable in 4 months.

Reel has moved firmly into EBITDA positive territory and expects be Net Income and cash flow positive by FYE 2026. Reel continues to grow sales across all channels and successfully negotiated cost savings with suppliers which should further improve gross margin profile.

We expect to be at a $3.5 million/month revenue run rate in the next 3-6 months. We expect COGS + OPEX to be at $3.1 million/month generating $.4 million in EBITDA monthly.

The company is EBITDA positive but not consistently net income positive. We expect by the end of the year the company will be comfortable profitable on a monthly basis but closer to break even on a full year basis.

Reel has a $6MM line of credit with the JPalmer Collective with over $1.5MM in availability remaining. We anticipate the the line of credit is properly sized to support to business into profitability and our cash flow positive future.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Livio Bisterzo, certify that:

(1) the financial statements of Reel Products, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Reel Products, Inc. included in this Form reflects accurately the information reported on the tax return for Reel Products, Inc. filed for the most recently completed fiscal year.



Livio Bisterzo
Executive

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://reelpaper.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Joe Stilphen
Livio Bisterzo

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   SPV Subscription Agreement - Early Bird

   Early Bird Reel Products Inc. $50M SAFE

   SPV Subscription Agreement

   Reel Products Inc. $55M SAFE

Appendix C: Financial Statements

   Financials 1

   Financials 2

Appendix D: Director & Officer Work History

   Joe Stilphen

   Livio Bisterzo

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Reel Products, Inc.

Reel Products, Inc.

By

Livio Bisterzo
_____
Founder & Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

_____ *Livio Bisterzo*
Founder & Chairman
4/14/2026

_____ *Joseph Stilphen*
CFO
4/15/2026